Writer’s Direct Number	Writer’s E-mail Address
(212) 756-2327	steven.spencer@srz.com

February 7, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edward M. Kelly, Esq.

Re:	Morton’s Restaurant Group, Inc. Registration Statement on Form S-1 Filed December 2, 2005 File No. 333-130072

Dear Mr. Kelly:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form S-1 (File Number 333-130072) filed with the Securities and Exchange Commission on December 2, 2005 (the “Registration Statement”), as amended, be accelerated so that it will be declared effective at 10:00 a.m., New York City time, on February 8, 2006, or as soon as practicable thereafter.

Please notify the undersigned at (212) 756-2327 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Very truly yours,

/s/ Steven J. Spencer
Steven J. Spencer, Esq.

Securities and Exchange Commission

February 7, 2006

CC:	Thomas J. Baldwin Morton’s Restaurant Group, Inc. Chief Executive Officer

Ronald M. DiNella Morton’s Restaurant Group, Inc. Chief Financial Officer

Michael R. Littenberg, Esq. Schulte Roth & Zabel LLP